

June 25, 2010

Raymond L. D'Arcy
Chief Executive Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, Massachusetts 01730

> **Re:**   **Interactive Data Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 1, 2010**
> **File No. 001-31555**

Dear Mr. D'Arcy:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

cc: David A. Sirignano
Morgan, Lewis & Bockius LLP
Via Facsimile: (202) 739-3001